October 31, 2024

Fernando Fernandez
Chief Financial Officer
UNILEVER PLC
100 Victoria Embankment
London, England

       Re: UNILEVER PLC
           Form 20-F for the Year Ended December 31, 2023
           Filed March 14, 2024
           File No. 001-04546
Dear Fernando Fernandez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Industrial
Applications and
                                                        Services